Exhibit 8.1 - Subsidiaries

Entity	Jurisdiction of Incorporation	Names Under Which the Entities Conduct Business

Trinity River International Investments (Bermuda) Ltd.	Bermuda	N/A

Alcon Credit Corporation	Canton of Zug, Switzerland	N/A

Alcon Holdings Inc.	State of Delaware, U.S.A.	N/A

Alcon Laboratories, Inc.	State of Delaware, U.S.A.	N/A